Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Brian C. Miner
(215) 963-5430
bminer@morganlewis.com

June 6, 2005

VIA EDGAR AND FACSIMILE (202.772.9203)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: William Choi, Branch Chief

Re:	The York Water Company
Form 10-K for the fiscal year ended December 31, 2004
File Date: March 15, 2005
File No. 000-00690

Dear Mr. Choi,

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Jeffrey S. Osman, dated May 23, 2005 with respect to the above-referenced filing.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 9

1. In future filings please disclose scheduled interest payments in the table for all of your debt instruments and related interest rate swap agreements. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. You should also evaluate whether or not you can reasonably estimate the amount and/or timing of payments you will be obligated to make under interest rate swap agreements to determine whether you can provide meaningful information in the table for these agreements. Regardless of whether you decide to include or exclude estimated interest payments and interest rate swap agreements in the table, you should include a footnote to the table that provides appropriate disclosure to clarify your action.

York Water has authorized us to inform you that scheduled interest payments, including related interest rate swap agreements, will be included in the contractual obligations table beginning with the 2005 Form 10-K.

Financial Statements

Balance Sheets, page 14

2. In future filings please disclose your unbilled revenues on a separate line item within current assets or within a note to your financial statements, if material. All current assets and liabilities in excess of 5% of total current assets or liabilities, should be separately stated in the balance sheets or in the notes to the financial statements. Your current presentation does not allow a reader to be able to determine the amount of the “Receivables” line item attributable to your reserve of $130,000.

York Water has authorized us to inform you that beginning with the second quarter 2005 Form 10-Q, unbilled revenues will be a separate line item within current assets on York Water’s balance sheet, or will be disclosed in a footnote to the financial statements.

Cash Flow Statements, page 18

3. We note on page 7 within your Liquidity and Capital Resources discussion that the Susquehanna River Pipeline project was financed through internally generated funds, customers’ advances, short-term borrowings, proceeds from the issuance of common stock and tax-exempt bonds and an underwritten common stock offering. However, it does not appear that you have reflected the amount of AFUDC attributable to the equity financed portion of this project as a reconciliation to net income. Please tell us how you accounted for the equity component of AFUDC in your statement of cash flows.

York Water included both the debt and equity components of AFUDC in net income on the top line of the statement of cash flows. York Water also included the total AFUDC under investing activities within utility plant additions. York Water believes that this treatment is consistent with how other publicly held water companies account for AFUDC. Total AFUDC for 2004 was $1,065,209 due primarily to $25 million of capital expenditures relating to the Susquehanna River Pipeline Project. The equity portion amounted to $186,449 for 2004. The equity portion of the total AFUDC of $319,751(which includes significant Pipeline Project expenditures) for 2003 was $141,085. In 2002, the equity portion amounted to $61,518 of the total AFUDC of $139,423.

Notes to Financial Statements

Note 1. Accounting Policies

Regulatory Assets and Liabilities, page 20

4. Prospectively, please ensure that your disclosure meets the requirements of paragraph 20 of SFAS 71. In this regard, please indicate if you are earning a rate of return on your regulatory assets, if not, then please indicate the remaining recovery period of your regulatory assets.

York Water does not earn a return on its regulatory assets. York Water has authorized us to inform you that in future Form 10-K filings, beginning with the Form 10-K for the year ending December 31, 2005, they will address the expected recovery period of these assets in accordance with SFAS 71 paragraph 20.

Note 6 Employee Benefit Plans, page 34

5. You state that the company “anticipates recovery of the future, increased pension expense through customer rates.” Please provide us the basis for your statement and why you believe that you have reasonable assurance that recovery will occur to record a regulatory asset for the additional minimum pension liability.

York Water makes cash contributions to fund its pension plans out of the rates that it collects from its customers. York Water “anticipates recovery of the future, increased pension expense through customer rates” for two reasons. First, the current level of cash contributions made by York Water to fund its pension plans and the investment return earned on the contributions may be sufficient to eliminate the minimum pension liability or a future increase in pension expense. Second, the Pennsylvania Public Utility Commission (“PPUC”), in York Water’s last two rate order dockets, ordered that York Water “continue to use cash contributions plus pension administrative costs as the basis for its ratemaking claim for pension expense.” This means that if the current cash contribution level is not sufficient to meet increased pension expense, then York Water will include an increased cash contribution amount in its future rate increase requests in order to meet such expenses. Therefore, whether through investment returns on the current cash contribution level, or an increase in such cash contribution level made out of increased rates, York Water will meet “future, increased pension expense” out of the rates that it collects from its customers.

York Water believes that it has reasonable assurance that recovery will occur to record a regulatory asset for the additional minimum pension liability because in the two rate order dockets referenced above, the PPUC ordered York Water to “record the amount accrued in excess of the cash contribution to fund its pensions as a regulatory (deferred) asset until the cash amount equals or exceeds the accrual.” This is due to the fact that, as described in the preceding paragraph, the PPUC allows York Water to include in its future rate increase requests the amount of any required increase to its cash contribution. When the cash contribution exceeds the accrual amount, York Water will correspondingly reduce the regulatory (deferred) asset.

Note 8 Commitments, page 35

6. You indicate that the costs to comply with environmental and water quality regulations are substantial. In future filings please quantify these “substantial costs” and indicate herein or within your results of operations discussion within MD&A of how these costs impacted or are likely to impact your results of operations currently or in the future. Additionally, incorporate within your discussion whether you believe this cost trend will continue in subsequent periods or whether you expect amounts to fluctuate and if so then by what amount.

In this note, York Water was explaining that costs to comply with new regulations under environmental and water quality regulations may be substantial. York Water did not have substantial costs for compliance with any such regulations in 2004. York Water has authorized us to inform you that in the future they will rephrase this statement, and when substantial costs are incurred they will quantify them and indicate the impact on its operations as you suggested.

In connection with responding to the comments above, York Water has authorized us to inform you on their behalf that they acknowledge that:

1.  York Water is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.  The Securities and Exchange Commission staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.  York Water may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/Brian C. Miner

Brian C. Miner

cc:	Jeffrey S. Osman
Kathleen M. Miller
Michael W. Gang
Howard L. Meyers